Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post–Effective Amendment to Registration Statement No. 333-186372 on Form N-1A of our reports dated October 16, 2024, relating to the financial statements and financial highlights of Fidelity Sustainable Core Plus Bond ETF and Fidelity Sustainable Low Duration Bond ETF and our report dated October 17, 2024, relating to the financial statements and financial highlights of Fidelity Tactical Bond ETF, each a fund of Fidelity Merrimack Street Trust for the year ended August 31, 2024, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

December 19, 2024